Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE

FOR THE YEAR 2015

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2015

REMUNERATION OF DIRECTORS AND SUPERVISORS

ELECTION OF MS. LEUNG OI-SIE ELSIE AS AN INDEPENDENT DIRECTOR OF

THE FIFTH SESSION OF THE BOARD OF DIRECTORS

REMUNERATION OF AUDITORS FOR THE YEAR 2015 AND APPOINTMENT OF

AUDITORS FOR THE YEAR 2016

CONTINUED DONATIONS TO CHINA LIFE FOUNDATION

PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF

DIRECTORS MEETINGS

GENERAL MANDATE TO ISSUE H SHARES

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF

DIRECTORS FOR THE YEAR 2015

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF

THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2015

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Monday, 30 May 2016 at 10:00 a.m. is set out on pages 6 to 13 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 10 May 2016.

12 April 2016

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DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Monday, 30 May 2016 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or	independent non-executive Directors of the Company

  “Independent Non-executive Directors”

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“RMB”	the lawful currency of the PRC

DEFINITIONS

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note:     If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	1403, 14th Floor, C.L.I. Building
Mr. Miao Jianmin, Mr. Zhang Xiangxian,	313 Hennessy Road, Wanchai
Mr. Wang Sidong, Mr. Liu Jiade	Hong Kong

Independent Non-executive Directors:
Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen,
Mr. Robinson Drake Pike, Mr. Tang Xin

12 April 2016

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Monday, 30 May 2016 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 13 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2015, (2) the report of the Supervisory Committee of the Company for the year 2015, (3) the financial report of the Company for the year 2015, (4) the profit distribution plan of the Company for the year 2015, (5) the remuneration of the Directors and Supervisors of the Company, (6) the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the fifth session of the Board of Directors of the Company, (7) the remuneration of auditors of the Company for the year 2015, (8) the appointment of auditors of the Company for the year 2016, (9) the Company’s continued donations to China Life Foundation, and (10) the proposed amendments to the Procedural Rules for the Board of Directors Meetings.

LETTER FROM THE BOARD

A special resolution will be proposed at the AGM to approve: (11) the general mandate of the Company to issue H Shares.

The matters for shareholders’ review at the AGM include: (12) the duty report of the Independent Directors of the Board of Directors of the Company for the year 2015, and (13) the report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2015.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), and the report on the status of connected transactions and execution of the connected transactions management system for the year 2015 (see Appendix II).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 10 May 2016.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

LETTER FROM THE BOARD

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,
Yang Mingsheng
Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Monday, 30 May 2016 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2015.

2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2015.

3.	To consider and approve the financial report of the Company for the year 2015.

4.	To consider and approve the profit distribution plan of the Company for the year 2015.

5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.

6.	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the fifth session of the Board of Directors of the Company.

7.	To consider and approve the remuneration of auditors of the Company for the year 2015.

8.	To consider and approve the appointment of auditors of the Company for the year 2016.

9.	To consider and approve the Company’s continued donations to China Life Foundation.

10.	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors Meetings, the full text of which is set out in Appendix I to the circular of the Company dated 12 April 2016, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

11.	To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (the “H Shares”) after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

Particulars of the authorization include but are not limited to:

(1)	To authorize the Board of Directors to allot, issue and deal with H Shares (the “New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approvals of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorize the Board of Directors to exercise all the powers of the Company to determine the terms and conditions for the allotment and issue of the New Shares, which include the following:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the pricing method of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to the existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

NOTICE OF ANNUAL GENERAL MEETING

(3)	To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, including but not limited to the underwriting agreement and engagement letters of intermediaries;

(b)	to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities, and to fulfill the relevant approval processes according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed;

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the requirements of domestic and foreign regulatory authorities;

(d)	to determine the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and to execute all necessary, appropriate, desirable or relevant acts, deeds, documents and other related matters for the issue.

(4)	To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)	To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure and the registered capital of the Company, and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

TO RECEIVE RELEVANT REPORTS

12.	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2015.

13.	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2015.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
Heng Victor Ja Wei
Company Secretary

12 April 2016

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Saturday, 30 April 2016 to Monday, 30 May 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 29 April 2016.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.42 per share (inclusive of tax), amounting to a total of RMB11,871 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Friday, 5 August 2016 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 16 June 2016.

The H Share register of members of the Company will be closed from Friday, 10 June 2016 to Thursday, 16 June 2016 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 8 June 2016.

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2015 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2015 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

NOTICE OF ANNUAL GENERAL MEETING

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Share shareholders, it is expected that the Company will complete the distribution of the 2015 final dividend by Monday, 20 June 2016. The Company will announce separately the details of the arrangement regarding the distribution of the 2015 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Mainland investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors of H Shares through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Wednesday, 10 August 2016 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

NOTICE OF ANNUAL GENERAL MEETING

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland enterprise investors shall pay the tax on their own.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 10 May 2016.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

NOTICE OF ANNUAL GENERAL MEETING

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2959
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A)  ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2015

The Company’s report of the Board of Directors for the year 2015 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2015 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2015

The Company’s report of the Supervisory Committee for the year 2015 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2015 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2015

The audited financial statements and auditor’s report for the year ended 31 December 2015 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2015 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2015

In accordance with the audited financial report of the Company for the year 2015 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2015:

(1)	A sum of RMB3,438 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2)	The Company proposes to pay a cash dividend of RMB0.42 per share (inclusive of tax), totaling RMB11,871 million, to all shareholders of the Company, of which RMB8,116 million is payable to China Life Insurance (Group) Company, RMB630 million is payable to other A Share shareholders, and RMB3,125 million is payable to H Share shareholders.

(3)	After the foregoing distributions of the after-tax profit of the Company for the year 2015, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF THE DIRECTORS AND SUPERVISORS OF THE COMPANY

(1)	Remuneration for the year 2014

The remuneration of Directors and Supervisors of the Company for the year 2014 was determined in accordance with the relevant regulatory requirements, the details of which are as follows:

(a)	Remuneration of the then Directors for the year 2014

The total salary of the then Directors for the year 2014 was RMB5,823,600 (including the deferral payment of performance bonus amounting to RMB1,734,600) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,327,600, amounting to a total remuneration of RMB7,151,200, of which RMB5,416,600 was paid in 2014.

(b)	Remuneration of the then Supervisors for the year 2014

The total salary of the then Supervisors for the year 2014 was RMB4,738,000 (including the deferral payment of performance bonus amounting to RMB477,200) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,505,800, amounting to a total remuneration of RMB6,243,800, of which RMB5,766,600 was paid in 2014.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

In the Company’s annual report for the year 2014, having considered that the regulatory authorities had yet to confirm the remuneration standards of the Directors and Supervisors of the Company, preliminary disclosure was made as to the remuneration paid, and it was noted in the annual report that “according to the relevant rules and regulations of China, the final amount of remuneration of the Chairman of the Board, the Chairman of the Supervisory Committee and the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed”. As the final remuneration has been confirmed, the Company has made supplementary disclosure and has fulfilled its disclosure obligations in a timely manner.

(2)	Payment of remuneration for the year 2015

As at the date of the Notice of Annual General Meeting of the Company, the relevant regulatory authorities have not confirmed the remuneration of Directors and Supervisors of the Company for the year 2015. The remuneration of Directors and Supervisors of the Company for the year 2015 was determined in accordance with the relevant regulatory requirements on a preliminary basis. The remuneration for the year 2015 is as follows:

(a)	Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2015 was RMB2,787,500 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,040,500, amounting to a total remuneration of RMB3,828,000 in 2015.

(b)	Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2015 was RMB4,341,400 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,382,600, amounting to a total remuneration of RMB5,724,000 in 2015.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(3)	Remuneration arrangements for the year 2016

(a)	Remuneration arrangements of Directors

Given that the remuneration for the year 2015 has not been finalized, with respect to certain Executive Directors whose remuneration is subject to the requirement of relevant policies of the PRC, the Company will implement such policies when determining their remuneration for the year 2016, and with respect to other Executive Directors, their basic remuneration for the year 2016 will be determined on a preliminary basis according to the 2014 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed to the Company’s annual general meeting for the year 2016 for shareholders’ approval.

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total annual remuneration of each Independent Director was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

(b)	Remuneration arrangement of Supervisors

Given that the remuneration for the year 2015 has not been finalized, the basic remuneration of the Chairman of the Supervisory Committee for the year 2016 will be determined on a preliminary basis according to the 2014 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed to the Company’s annual general meeting for the year 2016 for shareholders’ approval.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The remuneration of the Supervisors who hold positions in the Company for the year 2016 will be determined in accordance with the Provisional Measures on the Administration of Employees’ Salary of China Life Insurance Company Limited, and its implementation will be proposed to the Company’s annual general meeting for the year 2016 for shareholders’ approval.

RESOLUTION 6.	TO CONSIDER AND APPROVE THE ELECTION OF MS. LEUNG OI-SIE ELSIE AS AN INDEPENDENT DIRECTOR OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Mr. Anthony Francis Neoh has been serving as an Independent Director of the Company since June 2010. Given that an independent director shall not serve more than 6 years as required by the relevant regulations of the PRC, the term of office of Mr. Anthony Francis Neoh will expire soon. To ensure the normal operation of the Board, a new Independent Director shall be elected. Biographical details of Ms. Leung Oi-Sie Elsie, the proposed new Independent Director, are set out below:

Leung Oi-Sie Elsie, born in Hong Kong in 1939, was the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong. She is currently the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the Grand Bauhinia Medal. Ms. Leung obtained a master’s degree in law from the University of Hong Kong, and is a fellow of the International Academy of Matrimonial Lawyers. She has been admitted as a solicitor in both Hong Kong and England and Wales. Ms. Leung serves as an independent non-executive director of United Company RUSAL Plc from December 2009, an independent non-executive director of China Resources Power Holdings Company Limited from April 2010, and an independent non-executive director of Beijing Tong Ren Tang Chinese Medicine Company Limited from May 2013, all of which are companies listed on the Hong Kong Stock Exchange.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The qualification of Ms. Leung as a Director is subject to the approval of the CIRC. Ms. Leung will enter into a service contract with the Company and her term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. She is eligible for re-election upon expiry of her term. Ms. Leung will be entitled to an annual director’s fee to be determined by the Board with reference to her duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Ms. Leung has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Ms. Leung does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Ms. Leung that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules, nor is there anything that needs to be brought to the attention of the shareholders of the Company.

The Board considers that Ms. Leung, as the proposed Independent Director, possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experience in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, Ms. Leung has confirmed her independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that Ms. Leung meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

RESOLUTION 7.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2015

Pursuant to the Resolution in relation to the Remuneration of Auditors of the Company for the Year 2014 and the Appointment of Auditors of the Company for the Year 2015 passed by the shareholders at the annual general meeting of the Company held on 28 May 2015, Ernst & Young Hua Ming LLP was appointed as the PRC auditor of the Company for the year 2015 and Ernst & Young was appointed as the international auditor of the Company for the year 2015. The remuneration of auditors for the year 2015 is proposed to be RMB57.50 million (inclusive of tax), which was determined by the Board under the authorization of the shareholders’ general meeting.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 8.	TO CONSIDER AND APPROVE THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2016

As approved by the shareholders at the first extraordinary general meeting 2015 of the Company held on 29 December 2015, Ernst & Young Hua Ming LLP was appointed as the PRC auditor of the Company for the year 2016 and Ernst & Young was appointed as the international auditor of the Company for the year 2016. Pursuant to Rule 13.88 of the Hong Kong Listing Rules, an issuer must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting until the next annual general meeting. As such, the Board put forward to the Annual General Meeting to consider and approve the above appointment of auditors of the Company for the year 2016.

RESOLUTION 9.	TO CONSIDER AND APPROVE THE COMPANY’S CONTINUED DONATIONS TO CHINA LIFE FOUNDATION

In 2007, the Company (as a sponsor) established the first private foundation registered with the Ministry of Civil Affairs of the PRC in the financial industry of the PRC – China Life Foundation. Since its establishment, the foundation has cumulatively donated over RMB180 million to external parties, bringing about favourable social benefits and gaining widespread recognition from the society. China Life Foundation has become a key platform for the Company to actively participate in public services and charitable undertakings.

As a private foundation, in addition to its income from investment, China Life Foundation has its key source of funds from continuous donations from the sponsor. On 28 May 2008, a resolution was considered and approved at the annual general meeting of the Company to authorize the management of the Company to determine the amount of annual donations to the foundation, provided that the annual donation for each of the three years from 2008 to 2010 shall not exceed 0.3% of the net profit of the Company (under the China Accounting Standards) for the preceding year. On 3 June 2011, a resolution was considered and approved at the annual general meeting of the Company to continue to make donations to China Life Foundation and to authorize the management of the Company to determine the amount of annual donations to the foundation, provided that the annual donation for each of the five years from 2011 to 2015 shall not exceed 0.3% of the net profit of the Company (under the China Accounting Standards) for the preceding year.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Given that the authorization for the Company to make donations to China Life Foundation will expire soon, it is proposed to the Annual General Meeting to authorize the Board, with delegation of its power to the management of the Company, to determine the amount of annual donations to be made to the foundation, provided that the annual donation for each of the five years from 2016 to 2020 shall not exceed 0.3% of the net profit of the Company (under the China Accounting Standards) for the preceding year.

RESOLUTION 10.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS MEETINGS

In accordance with the latest amendments to the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Hong Kong Listing Rules with respect to risk management and internal control, as well as the relevant requirements of the CIRC regarding the risk assessment of the China Risk-Oriented Solvency System (C-ROSS), and taking into account the actual operation of the Company, the Company proposed to amend the Procedural Rules for the Board of Directors Meetings for the purposes of including the duties of the Board on the risk management and internal control systems, the statements in respect of the solvency risk management, the assessment on the internal control regime and the monitoring of the internal control system; adding the procedures and workflows for the election of candidates for Directors; regulating the communication voting method of the Board; and providing additional method for delivery of meeting documents, etc. As such, the Board of Directors put forward to the Annual General Meeting to consider and approve the following proposed amendments to the Procedural Rules for the Board of Directors Meetings, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

I.	Article 5 of the Procedural Rules shall be amended to read as:

“(1)	The following matters shall be submitted to the shareholders’ general meeting for approval after they are considered and approved by the Board of Directors:

......

5.	the amendments to the Articles of Association;

6.	the development plan of the Company.

(2)	The following matters shall be considered and approved by the Board of Directors, and need not be submitted to the shareholders’ general meeting for approval:

......

2.	the asset strategic allocation plan of the Company;

3.	determining risk preference and tolerance, establishing and maintaining the effective risk management and internal control systems;

......”

II.	Article 8 of the Procedural Rules shall be amended to read as:

“The Board of Directors shall have the duties and powers to monitor and inspect the development and operation of the Company, which include:

......

(3)	making an assessment on the risk management and internal control systems of the Company and its subsidiaries at least once a year, the scope of which shall cover all material controls, including financial, operational and compliance controls;

(4)	discussing the development opportunities and risks faced by the Company, studying the changes in all objective factors and significant risks that might have an impact on the Company, identifying the obstacles encountered by the Company in its development, analyzing the trend of the development of the Company and its ability to respond to changes, putting forward the proposals to modify the development strategy of the Company; discussing the management’s monitoring of the risk and internal control systems; and discussing the significant control failings or weaknesses that have been identified.”

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

III.	Article 20 of the Procedural Rules shall be amended to read as:

“A Director may resign prior to the expiry of his term of office. The resigning Director shall submit a written resignation report to the Board of Directors and shall be obliged to state in the resignation report anything that shall be brought to the attention to other Directors and shareholders. The Board of Directors shall make the relevant disclosure within two days pursuant to the regulatory requirements of the jurisdictions where shares of the Company are listed. Except as otherwise required in Article 22 of the Procedural Rules, the resignation of Director shall take effect upon receipt of the written resignation report by the Board of Directors.”

IV.	Article 22 of the Procedural Rules shall be amended to read as:

“If the number of members of the Board of Directors falls below the quorum as required by law due to a Director’s resignation, such resigning Director shall continue to perform his duties as a Director pursuant to laws, administrative regulations, departmental rules, the Articles of Association and the Procedural Rules until a new Director is elected and takes office.

In the case described in the preceding paragraph, the remaining Directors shall convene an extraordinary general meeting as soon as possible pursuant to Article 23 of the Procedural Rules to elect a new Director to fill the vacancy. Before a new Director is elected and takes office, the duties and powers of the resigning Director, the remaining Directors and the Board of Directors shall be subject to reasonable constraints.”

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

V.	Article 40 of the Procedural Rules shall be amended to read as:

“All special committees of the Board of Directors shall consist of Directors. In particular, the Nomination and Remuneration Committee shall have a majority of Independent Directors. The Audit Committee shall comprise a minimum of three members, all of whom shall be Independent Directors, and at least one Independent Director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the Audit Committee shall meet the requirement of the US Securities Exchange Act of 1934 with respect to the independence of Directors. The Chairman of the Risk Management Committee shall be assumed by a Director with experience in risk management.”

VI.	Article 42 of the Procedural Rules shall be amended to read as:

“The Risk Management Committee shall consist of three to seven Directors. Its primary duties and responsibilities are as follows:

(1)	discussing with the management and assisting them in establishing well-developed risk management and internal control systems so as to ensure that the risk management and internal control systems of the Company satisfy its needs for business development;

......

(4)	conducting a performance appraisal of all business departments on a regular basis; examining the structure of risk management organizations;

(5)	reviewing the assessment reports on risk management and internal control of the Company, and studying major investigation findings on risk management and internal control matters as delegated by the Board of Directors or on its own initiative and the management’s response to these findings;

......

(7)	dealing with major risk emergency events or crisis events, or major disagreement in risk management;

......”

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

VII.	Article 58(4) of the Procedural Rules shall be amended to read as:

“No meeting shall be convened by way of communication voting in respect of any proposals in relation to the profit distribution plan, remuneration plan, major investment and assets disposal, establishment of and adjustment to organizations of the Company, appointment and discharge of senior management, and other proposals regarding the risk management of the Company.”

VIII.	Article 82 of the Procedural Rules shall be amended to read as:

“Provided that the full expression of opinions by Directors is guaranteed, an ad hoc meeting of the Board of Directors may be conducted by way of written discussion and a resolution shall therefore be made with the signature of Directors casting their votes. Voting in writing shall observe the following requirements:

(1)	All proposals put for voting and any information in relation thereto must be delivered to each Director in any of the following manners prior to the convening of an ad hoc meeting: by hand, fax, express mail service, registered mail, email and APP push notification service, etc.;

......”

(B)  SPECIAL RESOLUTIONS

RESOLUTION 11.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the Annual General Meeting to authorize the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

The specific terms of the authorization are contained in the Notice of Annual General Meeting of the Company dated 12 April 2016.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(C)  TO RECEIVE RELEVANT REPORTS

RESOLUTION 12.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2015

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Board of Directors of the Company for the year 2015 has been approved at the sixth meeting of the fifth session of the Board held on 23 March 2016. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2015 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Board of Directors of the Company for the year 2015. Please refer to the announcement published by the Company on 24 March 2016 for details of the report.

RESOLUTION 13.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2015 is set out in Appendix II to this circular for shareholders’ information.

APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System of the Company for the Year 2015

In 2015, China Life Insurance Company Limited (hereinafter referred to as the “Company”) continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the China Insurance Regulatory Commission (hereinafter referred to as “CIRC”), which stipulated that “the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.	the asset management business, including the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC, as well as the asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

3.	the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) with each of the Company, China Life Pension Company Limited (hereinafter referred to as “Pension Company”), CLIC and China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “P&C Company”);

4.	the sale of insurance products by the Company in its capacity as an agent of P&C Company;

5.	the property leasing between the Company and CLI;

6.	the deposits and non-deposits transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

7.	the purchase of properties by the Company from CLI;

8.	the entrustment of enterprise annuity funds among the Company, CLIC, AMC and Pension Company;

9.	the service trademarks permitted by CLIC to be used by the Company.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.	The entering into of the insurance sales framework agreement between the Company and P&C Company. On 8 March 2015, the Company and P&C Company entered into the 2015 insurance sales framework agreement, with a term of two years from 8 March 2015. The agreement will be automatically extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the agreement, P&C Company will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and will pay the Company the agency service fee.

2.	The entering into of the 2016 asset management agreement between the Company and AMC. On 29 December 2015, the Company and AMC entered into the 2016 asset management agreement, with a term effective from 1 January 2016 and expiring on 31 December 2018. Pursuant to the agreement, AMC will continue to invest and manage assets entrusted to it by the Company.

3.	The entering into of the 2016 asset management agreement between CLIC and AMC. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement. The entrustment term is from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC will continue to invest and manage assets entrusted to it by CLIC.

4.	The entering into of the 2016 asset management agreement for alternative investments between the Company and CLI. The asset management agreement for alternative investments between the Company and CLI expired on 31 December 2015. As approved at the third meeting of the fifth session of the Board and the first extraordinary general meeting 2015 of the Company, the Company and CLI entered into the 2016 asset management agreement for alternative investments on 3 February 2016, which is for a term from 1 January 2016 to 30 June 2017. Pursuant to the agreement, CLI will continue to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), and the Company will pay CLI the investment management service fee and performance incentive fee.

APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

5.	The entering into of the framework agreement in relation to asset management services and other daily transactions between the Company and China Life Wealth Management Company Limited (hereinafter referred to as “CLWM”). As approved at the fourth meeting of the fifth session of the Board, the Company and CLWM entered into the framework agreement in relation to asset management services and other daily transactions on 30 December 2015, which shall take effect upon signing by the parties and end on 31 December 2017. Pursuant to the agreement, the Company and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products, and other daily transactions permitted by laws and regulations.

6.	The entering into of the framework agreement in relation to asset management services and other daily transactions by CLWM with each of CLIC, P&C Company, China Life Insurance (Overseas) Company Limited (hereinafter referred to as “CLO”) and CLI. As approved at the fourth meeting of the fifth session of the Board, CLWM will enter into the framework agreement with each of CLIC, P&C Company, CLO and CLI. Pursuant to such agreements, the parties will enter into certain daily transactions, including asset management services, sale agency services for asset management products, and other daily transactions permitted by laws and regulations.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Implementation of the Connected Transactions Management System

Under the Company’s internal connected transactions management policies including the Measures on Connected Transactions Management, the Company has established a relatively comprehensive connected transactions management and implementation system, which covers various aspects including: business, finance, auditing, internal control, information technology, legal compliance and information disclosure, etc. The management of the Company’s connected transactions has been conducted in an orderly manner.

(I)	Establishment of the Connected Transactions Management System

The Measures on Connected Transactions Management is one of the bases upon which the current system of the Company with respect to the management of connected transactions is established. Such system was released to the Company at all levels after it was considered and approved at the fifteenth meeting of the third session of the Board of the Company in 2011. On 23 December 2011, the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Limited” (Guo Shou Ren Xian Cheng (2011) No. 752) to the CIRC for filing purpose.

APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

The system was modified in 2015 due to two reasons, including adjustments to the organizational structure and the duties of departments of the Company, and changes of the requirements of external regulators. As such, the Company made adjustments to part of the current system. The revised system was released to the Company at all levels after it was considered and approved at the second meeting of the fifth session of the Board of the Company on 26 August 2015. On 11 September 2015, the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Limited” (Guo Shou Ren Xian Cheng (2015) No. 482) to the CIRC for filing purpose.

(II)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company regularly collected information from relevant companies, departments and personnel to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the list of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Supervisory Committee.

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions, and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

(III)	Performance of the Regulatory Obligations for Examination, Approval and Disclosure of Connected Transactions in a Diligent Manner

Connected transactions that required examination and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction amount, and the procedures of voting were in compliance with laws. Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Approval Committee worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. The Company disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CIRC and the jurisdictions where the shares of the Company are listed. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured that the Company’s approval and disclosure obligations in respect of connected transactions are performed in accordance with the regulatory requirements.

APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

(IV)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found during the audit that the Company carefully implemented the laws and regulations of connected transactions in 2015, better fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal. Certain issues, such as failure to collect fees from connected persons in a timely manner, were identified during the audit, and the Company will supervise the implementation of corrective measures.

(V)	Reporting to or Filing with Regulatory Departments

The Company completed the work of reporting and filing as required by regulatory authorities, including the submission of quarterly reports of connected transactions and reports on major connected transactions to the CIRC, the filing of amendments to the connected transactions management system to the CIRC, as well as the filing of information about connected parties with the Shanghai Stock Exchange.

In summary, in 2015, the Company carefully implemented the laws and regulations on connected transactions, actively promoted the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal, which effectively safeguarded the legitimate interests of the Company and the medium- and small-scale investors. However, there were still issues such as failure to collect fees from connected persons in a timely manner. The Company will supervise the implementation of corrective measures and step up its effort to improve its work in these aspects.

APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2015

III.	Work Plan for the Year 2016

In 2016, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, implement the Measures on Connected Transactions Management in a practical manner, and complete all works associated with the management of connected transactions:

Firstly, it will further consolidate the foundation of management of connected transactions. It will continue to update the list of connected parties, prepare the annual and quarterly reports on connected transactions, and conduct the identification and audit of connected transactions.

Secondly, it will reinforce the follow-up management of connected transactions, make more efforts on supervising the execution of connected transaction contracts, and seriously carry out corrective measures in respect of the issues identified in the audit.

Thirdly, it will actively research into new situations and questions concerning the management of connected transactions, keep track of the change of regulatory requirements in a timely manner and practically perform various regulatory obligations.

This report is hereby submitted for your review.

Board of Directors of

China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.